UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
 (AMENDMENT NO. 1)*

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

May 12, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068221100	13G/A

1	NAMES OF REPORTING PERSONS
Cynthia M. White

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
525,941

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
525,941

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
525,941

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 8,277,160 shares of common stock, par value $0.50 per share, of Barnwell Industries, Inc., a Delaware corporation (the “Company”), outstanding as of May 7, 2021, as represented in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 13, 2021.

Explanatory Note.

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13G (this “Amendment No. 1”) amends, in its entirety, that Statement of Beneficial Ownership on Schedule 13G filed by Cynthia M. White on March 13, 2020 (as amended by the Reporting Person, the “Schedule 13G”).  Except as amended and supplemented by this Amendment No. 1, the Schedule 13G remains unchanged.

Item 1.

(a)	Name of Issuer.

Barnwell Industries, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices.

1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813

Item 2.

(a)	Name of Person Filing.

Cynthia M. White (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence.

c/o Jason Locke, CPA
10190 152a Street, Suite 203
Surrey, British Columbia, Canada V3R1J7

(c)	Citizenship.

The Reporting Person is a United States citizen.

(d)	Title of Class of Securities.

Common Stock, $0.50 par value per share (the “Common Stock”)

(e)	CUSIP Number.

06822110

Item 3.	If this Statement is filed pursuant to §§240.13d‑1(b), or 240.13d‑2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 525,941 shares of Common Stock by the Reporting Person

(b)	Percent of class: 6.3%

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 525,941 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0 shares of Common Stock

(iii)	Sole power to vote or to direct the disposition of: 525,941 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2021
	By:	/s/ Cynthia M. White
Name:	Cynthia M. White.